April 24, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.:		Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

	RE:	Ameriprise Certificate Company (ACC)
Pre-Effective Amendment No. 1
Ameriprise Step-Up Rate Certificate
File No.: 333-200195

Dear Ms. O’Neal-Johnson:

Transmitted for filing electronically is Pre-Effective Amendment No. 1 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant requests that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 29, 2015. The underwriter’s request for such acceleration is in correspondence accompanying this Post-Effective Amendment.

Please direct your questions or comments on this filing to MaryEllen McLaughlin at 617-385-9540 or me at 612-671-7981.

Thank you.

/s/ Tara W. Tilbury
Tara W. Tilbury
Vice President and Chief Counsel
Ameriprise Financial

April 24, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.:		Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

	RE:	Ameriprise Certificate Company (ACC)
Pre-Effective Amendment No. 1
Ameriprise Step-Up Certificate
File No.: 333-200195

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as the principal underwriter of the proposed offering to be made pursuant to the above-mentioned pre-effective Amendment, hereby join the Registrant, Ameriprise Certificate Company, in requesting that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 29, 2015.

Sincerely,

/s/ Abu M. Arif
Abu M. Arif

Senior Vice President AWM Business Development and General Manager Banking & Cash Solutions

Ameriprise Financial Services, Inc.